
03056433



SEC MAIL PROCESSING
RECEIVED
APR 17 2003

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 4, 2003, Series 2003-4 (FOR)	~~333-103335~~ 333-99117

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 4, 2003

AMERIQUEST MORTGAGE SECURITIES INC.



By:________________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ameriquest Mortgage Securities Inc.


AMERIQUEST
MORTGAGE
COMPANY

$390,090,000 ***(Approximate)***

Asset-Backed Pass-Through Certificates
Series 2003-4

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company
(Originator and Master Servicer)



Blaylock & Partners, L.P.

March 24, 2003

The analysis in this report is based on information provided by Ameriquest Mortgage Securities Inc. (the "Depositor"). Blaylock & Partners, L.P. ("Blaylock") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Final Prospectus for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by Blaylock and will be superseded by the Final Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and Blaylock is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Final Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials"). They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Blaylock nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY BLAYLOCK AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. BLAYLOCK IS ACTING AS PLACEMENT AGENT AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED March 24, 2003

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-4
$390,090,000 *(Approximate)*

Subject to Revision

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Final Maturity	Expected Ratings S&P / F
A	330,090,000	FLOAT	2.58	05/03 – 09/10	0	Act/360	04/25/2033	AAA / AAA
M-1	27,000,000	FLOAT	5.06	07/06 – 09/10	0	Act/360	04/25/2033	AA / AA
M-2	15,000,000	FLOAT	5.02	06/06 – 09/10	0	Act/360	04/25/2033	A / A
M-3	9,000,000	FLOAT	5.00	06/06 – 09/10	0	Act/360	04/25/2033	BBB+ / BBB+
M-4	4,000,000	FLOAT	4.99	05/06 – 09/10	0	Act/360	04/25/2033	BBB / BBB
M-5	5,000,000	FLOAT	4.98	05/06 – 09/10	0	Act/360	04/25/2033	BBB- / BBB-
Total	390,090,000							

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months (PPC)
Adjustable-Rate Mortgage Loans	27% CPR

Rating Agency Contacts

Standard & Poor's

Linda Wu	212-438-1567

Fitch

Quincy Tang	212-908-0693
Kei Ishidoya	212-908-0238

Transaction Overview

Offered Securities:	Approximately $330,090,000 senior floating-rate Certificates ("Class A Certificates") and approximately $60,000,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class A and M Certificates are supported by all of the mortgage loans.
Non Offered Securities:	Class CE,P,R Certificates.
Collateral:	As of March 1, 2003, the Statistical Calculation Date, the Mortgage Loans will consist of approximately 2,800 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $400,000,200 as of the Statistical Calculation Date. All of the Mortgage Loans will represent principal balances that conform to Freddie Mac guidelines.
Class A Certificates:	Class A Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4 and M-5 Certificates.
Depositor:	Ameriquest Mortgage Securities Inc.
Originator and Master Servicer:	Ameriquest Mortgage Company
Special Servicer:	Litton Loan Servicing LP
Trustee:	Deutsche Bank National Trust Company
Placement Agent:	Blaylock & Partners, L.P.
Statistical Calculation Date:	March 1, 2003
Cut-off Date:	April 1, 2003
Expected Pricing:	Week of March 24, 2003
Expected Closing Date:	On or about April 4, 2003

Transaction Overview (Con't)

Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in May 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including May 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.30% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0020]% per annum. Fees will be paid monthly on the stated principal balance of the Mortgage Loans. A Special Servicing Fee of $200 will be charged by the Special Servicer for loans 90 days or more delinquent, payable monthly for eighteen months, either consecutively or intermittently throughout the life of the loan, not to exceed $3,600. The Special Servicing fee will commence the first month after the Cut-Off Date in which the payments on such Mortgage Loan are 90 or more days delinquent. The fee will no longer be paid when such Mortgage Loan becomes less than 60 days delinquent, is liquidated, or is repurchased.
Optional Termination:	The majority Holder of the Class CE Certificates (so long as such holder is not an affiliate of the Depositor), or if such Holder fails to exercise such right, the Master Servicer at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the majority Holder of the Class CE Certificates and the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date.

Transaction Overview

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificate holders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940 or any other similar state law.

Credit Enhancement:
1) Excess Interest
2) Over-collateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-5 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates and seventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if net monthly excess cashflow and/or the Overcollateralized Amount are greater than zero on any subsequent Distribution Dates).

Overcollateralization Target Amount: With respect to any distribution date, (i) prior to the Stepdown Date, an amount equal to approximately 2.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $2,000,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in May 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 35.00%.

Transaction Overview

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates on any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P / F)	Initial CE %	CE % On/After Step Down Date
A	AAA / AAA	17.50%	35.00%
M-1	AA / AA	10.75%	21.50%
M-2	A / A	7.00%	14.00%
M-3	BBB+ / BBB+	4.75%	9.50%
M-4	BBB / BBB	3.75%	7.50%
M-5	BBB- / BBB-	2.50%	5.00%

Net WAC Cap: Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans, less the interest amount allocated to the related Class A Certificates, weighted by the balance of the Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Expense Adjusted Net Mortgage Rates: The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee, the Trustee Fee and the Special Servicing fee, if any.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination, and the pass-through rates on the Offered Certificates that are floating rate are based on one-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Excess Interest on a subordinated basis on the same Distribution Date or in any subsequent period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any distribution date, the pass-through rate for a class of Offered Certificates is based on the Net WAC Rate, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Interest Carry Forward Amount: For each class of Offered Certificates, on any distribution date, shall equal the sum of (i) the excess of (a) the accrued certificate interest for such Class with respect to the prior distribution date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior distribution date, over (b) the amount actually distributed to such class with respect to interest on such prior distribution date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable there from to the Master Servicer and or Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the purchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (vi) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 35.00% Credit Enhancement Percentage (based on 2x the Initial Class A Credit Enhancement Percentage).

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid on the Class M Certificates, first on the Class M-1 Certificates until it reaches a 21.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then on the Class M-2 Certificates until it reaches a 14.00% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates, until it reaches a 9.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates, until it reaches a 7.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage) and then on the Class M-5 Certificates, until it reaches a 5.00% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: If the Optional Termination is failed to be exercised on the Optional Termination Date, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A	2 x Initial Margin
M	1.5 x Initial Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy (other than bankruptcy loans 30 days past due or less) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [16.50]%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Closing Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
May 2006 through April 2007	[3.25%]
May 2007 through April 2008	[5.00%]
May 2008 through April 2009	[6.50%]
May 2009 through April 2010	[7.50%]
May 2010 and thereafter	[7.75%]

Transaction Overview (Cont.)

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Excess Interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Excess Interest, if any, to pay the Interest Carry Forward Amounts on the Class M Certificates.
5. From Excess Interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Fitch)
A	AAA / AAA
M-1	AA / AA
M-2	A / A
M-3	BBB+ / BBB+
M-4	BBB / BBB
M-5	BBB- / BBB-

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate mortgage loans listed below are based on the Statistical Calculation Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,800		
Aggregate Current Principal Balance:	$400,000,200.03		
Average Current Principal Balance:	$142,857.21		$49,867 – $499,803
Aggregate Original Principal Balance:	$400,143,047.00		
Average Original Principal Balance:	$142,908.23		$50,000 - $500,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	8.183%		4.990% - 13.600%
Wtd. Avg. Original Term (months):	355		180 – 360
Wtd. Avg. Remaining Term (months):	355		176 – 360
Margin (ARM Loans Only):	6.240%		3.250% - 7.125%
Maximum Interest Rate (ARM Loans Only):	14.256%		10.990% - 19.600%
Minimum Interest Rate (ARM Loans Only):	8.256%		4.990% - 13.600%
Wtd. Avg. Original LTV:	81.14%		8.68% - 95.00%
Wtd. Avg. Borrower FICO[1]:	609		500 – 819
Geographic Distribution (Top 5):	CA	19.71%	
	NY	9.42%	
	FL	7.48%	
	IL	5.89%	
	MI	5.87%	

[1]Excludes no score loans

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 year Fixed/Adjustable Rate	2,378	$ 340,001,745.91	85.00
Fixed Rate	422	59,998,454.12	15.00
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.00	46	$ 2,300,000.00	0.57
50,000.01 – 100,000.00	877	67,167,581.00	16.79
100,000.01 – 150,000.00	776	95,539,945.00	23.88
150,000.01 – 200,000.00	507	87,657,055.00	21.91
200,000.01 – 250,000.00	356	79,482,820.00	19.86
250,000.01 – 300,000.00	176	48,054,148.00	12.01
300,000.01 – 350,000.00	54	16,824,698.00	4.20
350,000.01 – 400,000.00	6	2,206,850.00	0.55
400,000.01 – 450,000.00	1	409,950.00	0.10
450,000.01 – 500,000.00	1	500,000.00	0.12
Total:	**2,800**	**$ 400,143,047.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
49,867.74 - 50,000.00	48	$ 2,399,130.59	0.60
50,000.01 – 100,000.00	877	67,244,677.15	16.81
100,000.01 – 150,000.00	774	95,308,432.93	23.83
150,000.01 – 200,000.00	507	87,625,366.76	21.91
200,000.01 – 250,000.00	356	79,456,148.08	19.86
250,000.01 – 300,000.00	177	48,331,953.94	12.08
300,000.01 – 350,000.00	53	16,518,601.93	4.13
350,000.01 – 400,000.00	6	2,206,136.07	0.55
400,000.01 – 450,000.00	1	409,950.00	0.10
450,000.01 – 500,000.00	1	499,802.58	0.12
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Term

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 – 240	124	$ 13,768,167.39	3.44
241 – 360	2,676	386,232,032.64	96.56
Total:	2,800	$ 400,000,200.03	100.00

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<5.500	1	$ 112,527.86	0.03
5.501 – 6.000	21	4,024,001.78	1.01
6.001 – 6.500	113	21,247,560.40	5.31
6.501 – 7.000	299	52,363,946.97	13.09
7.001 – 7.500	346	55,482,976.42	13.87
7.501 – 8.000	480	75,124,481.45	18.78
8.001 – 8.500	405	57,057,721.78	14.26
8.501 – 9.000	408	52,752,790.00	13.19
9.001 – 9.500	240	28,792,163.51	7.20
9.501 – 10.000	218	24,422,797.69	6.11
10.001 – 10.500	82	8,690,650.05	2.17
10.501 – 11.000	88	9,355,524.97	2.34
11.001 – 11.500	35	3,499,932.28	0.87
11.501 – 12.000	46	4,808,307.08	1.20
12.001 – 12.500	12	1,572,909.54	0.39
12.501 – 13.000	5	640,918.43	0.16
13.501 – 14.000	1	50,989.82	0.01
Total:	2,800	$ 400,000,200.03	100.00

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	10	$ 1,053,480.89	0.26
30.01 – 35.00	11	959,449.95	0.24
35.01 – 40.00	15	1,329,472.82	0.33
40.01 – 45.00	24	2,860,339.70	0.72
45.01 – 50.00	38	4,542,370.74	1.14
50.01 – 55.00	45	5,691,755.66	1.42
55.01 – 60.00	87	11,427,424.26	2.86
60.01 – 65.00	102	13,573,581.65	3.39
65.01 – 70.00	151	20,578,411.71	5.14
70.01 – 75.00	326	43,366,676.56	10.84
75.01 – 80.00	458	63,284,116.72	15.82
80.01 – 85.00	505	71,414,543.28	17.85
85.01 – 90.00	816	124,414,034.67	31.10
90.01 – 95.00	212	35,504,541.42	8.88
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Score	9	$ 1,085,813.07	0.27
500 – 519	63	7,156,597.36	1.79
520 – 539	198	24,924,045.34	6.23
540 – 559	386	52,589,683.06	13.15
560 – 579	389	52,748,776.37	13.19
580 – 599	343	49,378,067.46	12.34
600 – 619	326	48,386,123.06	12.10
620 – 639	378	56,596,228.93	14.15
640 – 659	264	38,747,087.57	9.69
660 – 679	138	21,687,246.04	5.42
680 – 699	121	18,441,699.92	4.61
700 – 719	75	11,705,087.66	2.93
720 – 739	56	8,361,579.39	2.09
740 – 759	27	3,965,612.36	0.99
760 – 779	19	3,163,329.93	0.79
780 – 799	5	662,912.36	0.17
800 – 819	3	400,310.15	0.10
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Alabama	45	$ 4,364,627.61	1.09
Alaska	9	1,340,888.87	0.34
Arizona	113	12,386,711.68	3.10
Arkansas	9	729,720.60	0.18
California	401	78,854,787.61	19.71
Colorado	56	9,375,917.46	2.34
Connecticut	60	9,217,302.03	2.30
Florida	245	29,907,858.61	7.48
Hawaii	10	2,290,416.06	0.57
Idaho	8	1,106,892.46	0.28
Illinois	167	23,562,386.93	5.89
Indiana	62	6,249,688.16	1.56
Iowa	20	1,984,301.54	0.50
Kansas	16	1,864,312.26	0.47
Kentucky	13	1,282,049.81	0.32
Louisiana	23	2,416,110.36	0.60
Maine	31	3,720,446.99	0.93
Maryland	57	8,611,739.41	2.15
Massachusetts	103	19,231,720.63	4.81
Michigan	208	23,480,059.39	5.87
Minnesota	107	16,590,400.03	4.15
Mississippi	6	707,114.72	0.18
Missouri	56	5,940,725.83	1.49
Montana	1	188,400.00	0.05
Nebraska	12	1,011,154.96	0.25
Nevada	34	5,730,690.76	1.43
New Hampshire	25	3,456,612.26	0.86
New Jersey	83	14,014,958.20	3.50
New Mexico	15	1,801,288.42	0.45
New York	187	37,661,155.27	9.42
Ohio	99	9,314,603.41	2.33
Oklahoma	16	1,359,864.13	0.34
Oregon	19	2,598,790.99	0.65
Pennsylvania	67	7,505,446.88	1.88
Rhode Island	33	4,321,447.06	1.08
South Carolina	21	2,708,716.12	0.68
South Dakota	2	201,720.53	0.05
Tennessee	37	3,704,865.56	0.93
Texas	202	20,914,623.96	5.23
Utah	21	3,180,301.57	0.80
Vermont	4	440,063.41	0.11
Washington	59	9,969,208.03	2.49
Wisconsin	27	3,469,431.77	0.87
Wyoming	11	1,230,677.69	0.31
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,583	$ 374,216,614.28	93.55
Non-Owner	203	23,445,995.98	5.86
Second Home	14	2,337,589.77	0.58
Total:	2,800	$ 400,000,200.03	100.00

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	2,024	$ 283,830,460.78	70.96
Stated Documentation	631	94,216,976.10	23.55
Limited Documentation	145	21,952,763.15	5.49
Total:	2,800	$ 400,000,200.03	100.00

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Debt Consolidation Cash Out (1)	1,621	$ 223,417,698.54	55.85
Refinance – Debt Consolidation No Cash Out (2)	832	125,224,922.15	31.31
Purchase	347	51,357,579.34	12.84
Total:	2,800	$ 400,000,200.03	100.00

1. Cash proceeds to the borrower exclusive of debt consolidation payments exceed 3% of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.
2. Cash proceeds to the borrower exclusive of debt consolidation payments do not exceed 3% of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade Retail

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AAA	461	$ 64,346,956.00	37.11
AA	400	50,201,178.43	28.95
A	128	16,807,368.47	9.69
B	239	28,064,109.01	16.18
C	103	11,588,861.22	6.68
D	19	2,407,236.86	1.39
Total:	1,350	$ 173,415,709.99	100.00

Credit Grade Wholesale

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	1,012	$ 158,837,322.83	70.10
2	174	27,920,870.49	12.32
3	110	16,340,938.65	7.21
4	102	15,757,121.69	6.95
5	41	6,070,021.56	2.68
6	11	1,658,214.82	0.73
Total:	1,450	$ 226,584,490.04	100.00

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,271	$ 316,879,165.07	79.22
2-4 Family	206	37,397,870.12	9.35
PUD	130	20,031,130.00	5.01
Condo	144	20,005,376.89	5.00
Manufactured Housing	13	1,302,984.42	0.33
PUD Attached	22	2,908,038.34	0.73
Single Family Attached	14	1,475,635.19	0.37
Total:	2,800	$ 400,000,200.03	100.00

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	640	$ 95,618,774.45	23.90
12	71	13,233,054.87	3.31
24	923	136,940,895.75	34.24
36	1,166	154,207,474.96	38.55
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

Origination Source

Origination Source	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Retail	1,350	$ 173,415,709.99	43.35
Wholesale	1,450	226,584,490.04	56.65
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

Conforming Balance

Conforming Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming Balance	2,800	$ 400,000,200.03	100.00
Total:	**2,800**	**$ 400,000,200.03**	**100.00**

Sensitivity Analysis

To Optional Termination Date

Class A

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	5.16 May03 - Nov17	3.50 May03 - Apr13	2.58 May03 - Sep10	1.95 May03 - Jan09	1.46 May03 - Nov07

Class M-1

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.73 Dec07 - Nov17	6.61 May06 - Apr13	5.06 Jul06 - Sep10	4.45 Oct06 - Jan09	4.44 Feb07 - Nov07

Class M-2

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.73 Dec07 - Nov17	6.61 May06 - Apr13	5.02 Jun06 - Sep10	4.25 Aug06 - Jan09	3.96 Oct06 - Nov07

Class M-3

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.73 Dec07 - Nov17	6.61 May06 - Apr13	5.00 Jun06 - Sep10	4.19 Jul06 - Jan09	3.79 Aug06 - Nov07

Class M-4

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.73 Dec07 - Nov17	6.61 May06 - Apr13	4.99 May06 - Sep10	4.15 Jun06 - Jan09	3.72 Jul06 - Nov07

Class M-5

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.73 Dec07 - Nov17	6.61 May06 - Apr13	4.98 May06 - Sep10	4.14 Jun06 - Jan09	3.67 Jun06 - Nov07

Sensitivity Analysis

To Maturity

Class A

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	5.52 May03 – Mar30	3.79 May03 – Sep24	2.80 May03 - Oct19	2.13 May03 - Apr16	1.60 May03 - Oct13

Class M-1

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	10.58 Dec07 – Mar27	7.27 May06 – Jan21	5.57 Jul06 – Sep16	4.85 Oct06 – Oct13	4.84 Feb07 – Sep11

Class M-2

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	10.49 Dec07 – Mar25	7.18 May06 – Feb19	5.45 Jun06 – Mar15	4.60 Aug06 – Aug12	4.25 Oct06 – Oct10

Class M-3

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	10.35 Dec07 – Apr23	7.07 May06 – Jun17	5.35 Jun06 – Nov13	4.46 Jul06 – Jul11	4.02 Aug06 - Dec09

Class M-4

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	10.19 Dec07 – May21	6.94 May06 – Nov15	5.24 May06 – Sep12	4.35 Jun06 – Aug10	3.88 Jul06 – Mar09

Class M-5

Fixed ARM	50 PPC 13.50 CPR	75 PPC 20.25 CPR	100 PPC 27.00 CPR	125 PPC 33.75 CPR	150 PPC 40.50 CPR
Average Life (yr) Principal Window	9.95 Dec07 – Feb20	6.76 May06 – Dec14	5.10 May06 – Dec11	4.23 Jun06 – Jan10	3.76 Jun06 - Sep08

Net WAC Cap for Class A Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	4.64	4.64	32	7.87	10.31	63	7.86	12.65
2	7.63	7.63	33	7.61	9.98	64	7.60	12.23
3	7.88	7.88	34	7.61	9.98	65	7.60	12.23
4	7.62	7.62	35	8.43	11.04	66	7.86	12.64
5	7.62	7.62	36	7.61	10.23	67	7.60	12.22
6	7.88	7.88	37	7.87	11.12	68	7.86	12.63
7	7.62	7.62	38	7.61	10.76	69	7.60	12.22
8	7.87	7.87	39	7.87	11.11	70	7.60	12.21
9	7.62	7.62	40	7.61	10.75	71	8.42	13.52
10	7.62	7.62	41	7.61	10.75	72	7.60	12.21
11	8.14	8.14	42	7.87	11.37	73	7.86	12.61
12	7.62	7.62	43	7.61	11.53	74	7.60	12.20
13	7.87	7.87	44	7.86	11.91	75	7.85	12.60
14	7.62	7.62	45	7.61	11.52	76	7.60	12.19
15	7.87	7.87	46	7.61	11.52	77	7.60	12.19
16	7.62	7.62	47	8.43	12.75	78	7.85	12.59
17	7.62	7.62	48	7.61	11.77	79	7.60	12.18
18	7.87	7.87	49	7.86	12.70	80	7.85	12.58
19	7.62	7.62	50	7.61	12.29	81	7.60	12.17
20	7.87	7.87	51	7.86	12.69	82	7.60	12.17
21	7.62	7.62	52	7.61	12.28	83	8.41	13.47
22	7.62	7.62	53	7.61	12.27	84	7.60	12.16
23	8.43	8.43	54	7.86	12.68	85	7.85	12.56
24	7.62	8.13	55	7.61	12.27	86	7.60	12.15
25	7.87	9.51	56	7.86	12.67	87	7.85	12.56
26	7.62	9.20	57	7.61	12.26	88	7.60	12.15
27	7.87	9.51	58	7.61	12.26	89	7.60	12.14
28	7.62	9.20	59	8.13	13.10			
29	7.62	9.20	60	7.61	12.25			
30	7.87	9.77	61	7.86	12.65			
31	7.61	9.98	62	7.61	12.24			

(1) Assumes 6mLIBOR stays at 1.30% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.

Net WAC Cap for Class M Certificates

Assumptions to Optional Termination

Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)	Period	NWC (1) (%)	NWC (2) (%)
1	3.23	3.23	32	6.82	9.27	63	6.75	11.53
2	6.22	6.22	33	6.58	8.95	64	6.49	11.12
3	6.48	6.48	34	6.60	8.96	65	6.49	11.12
4	6.24	6.24	35	7.44	10.05	66	6.75	11.52
5	6.24	6.24	36	6.64	9.25	67	6.49	11.11
6	6.50	6.50	37	6.91	10.16	68	6.75	11.52
7	6.26	6.26	38	6.63	9.77	69	6.49	11.11
8	6.52	6.52	39	6.86	10.10	70	6.49	11.10
9	6.27	6.27	40	6.58	9.72	71	7.31	12.41
10	6.28	6.28	41	6.55	9.69	72	6.49	11.09
11	6.82	6.82	42	6.78	10.28	73	6.74	11.50
12	6.30	6.30	43	6.50	10.42	74	6.49	11.09
13	6.56	6.56	44	6.75	10.80	75	6.74	11.49
14	6.32	6.32	45	6.50	10.41	76	6.49	11.08
15	6.59	6.59	46	6.50	10.41	77	6.49	11.08
16	6.34	6.34	47	7.31	11.64	78	6.74	11.48
17	6.35	6.35	48	6.50	10.65	79	6.49	11.07
18	6.62	6.62	49	6.75	11.59	80	6.74	11.47
19	6.38	6.38	50	6.50	11.17	81	6.49	11.06
20	6.64	6.64	51	6.75	11.58	82	6.49	11.06
21	6.40	6.40	52	6.50	11.17	83	7.30	12.36
22	6.42	6.42	53	6.50	11.16	84	6.49	11.05
23	7.24	7.24	54	6.75	11.57	85	6.74	11.45
24	6.44	6.96	55	6.50	11.16	86	6.49	11.04
25	6.71	8.35	56	6.75	11.56	87	6.74	11.44
26	6.47	8.06	57	6.50	11.15	88	6.49	11.04
27	6.74	8.38	58	6.50	11.14	89	6.49	11.03
28	6.50	8.08	59	7.02	11.99			
29	6.52	8.10	60	6.49	11.14			
30	6.79	8.69	61	6.75	11.54			
31	6.55	8.92	62	6.49	11.13			

(1) Assumes 6mLIBOR stays at 1.30% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases instantaneously to maximum amount allowable under the mortgage loans and the cashflows are run to the Optional Termination at the pricing speed.